Schedule II

HORACE MANN INVESTORS, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

Not applicable - exempt under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii)